UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                            Banner Aerospace, Inc.
                               (Name of Issuer)

                    Common Stock, par value $1.00 per share
                        (Title of Class of Securities)

                                  066 525 106
                                (CUSIP Number)

                                JAMES J. CRAMER
                                100 Wall Street
                                   8th Floor
                              New York, NY  10005
                           Tel. No.:  (212) 742-4480
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                                 June 14, 1996
                    (Date of Event which Requires Filing of
                                this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ X ].


                              Page 1 of 11 Pages
                           Exhibit Index on Page 8

                                 SCHEDULE 13D

CUSIP No. 066 525 106                                    PAGE  2   OF  11  PAGES


1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                J.J. Cramer & Co.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A)[ ]
                                                                         (B)[X]

3            SEC USE ONLY

4            SOURCE OF FUNDS

                  N/A

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                          [ ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                1,232,900
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                         -0-

             9                   SOLE DISPOSITIVE POWER

                                       1,232,900

             10                  SHARED DISPOSITIVE POWER

                                         -0-

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,232,900
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                        [ ]


13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.5%
14           TYPE OF REPORTING PERSON

                  CO

                                   SCHEDULE 13D

CUSIP No. 066 525 106                                    PAGE  3   OF   11 PAGES

1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  James J. Cramer

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (A)[ ]
                                                                        (B)[X]

3            SEC USE ONLY

4            SOURCE OF FUNDS

                  N/A
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                         [ ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

             7                   SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY                            -0-
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                        1,232,900

             9                   SOLE DISPOSITIVE POWER

                                         -0-

             10                  SHARED DISPOSITIVE POWER

                                        1,232,900

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,232,900
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                         [ ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     5.5%

14           TYPE OF REPORTING PERSON

                     IN

                                   SCHEDULE 13D

CUSIP No. 066 525 106                                   PAGE  4  OF  11   PAGES

1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Karen L. Cramer

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (A)[ ]
                                                                        (B)[X]

3            SEC USE ONLY

4            SOURCE OF FUNDS

                     N/A

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                          [ ]


6            CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States

             7                   SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY                           -0-
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                        1,232,900

             9                   SOLE DISPOSITIVE POWER

                                        -0-

             10                  SHARED DISPOSITIVE POWER

                                        1,232,900

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,232,900

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                        [  ]


13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.5%

14           TYPE OF REPORTING PERSON

                  IN

CUSIP No. 066 525 106



ITEM 1.   SECURITY AND ISSUER.

          This statement on Schedule 13D relates to the Common Stock, par value $1.00 per share of Banner Aerospace,Inc., a Delaware corporation

(the "Company"), whose principal executive office is located at 300 West

Service Road, P.O. Box 20260, Washington, D.C., 20041.  The Company's

shares of Common Stock are referred to herein as the "Shares."



ITEM 2.   IDENTITY AND BACKGROUND.

          This statement on Schedule 13D is being filed by J.J. Cramer &

Co., a Delaware corporation (the "Manager"), James J. Cramer and Karen L.

Cramer (collectively, the "Reporting Persons").  A copy of the Joint

Filing Agreement among the Reporting Persons is annexed hereto as Exhibit

A.

          The Reporting Persons act as an investment manager of Cramer

Partners, L.P. (the "Partnership"). The address of the principal business and principal office of the Manager is 100 Wall Sreet, 8th Floor, New

York, New York 10005.  The business address of James Cramer and Karen

Cramer is 100 Wall Sreet, 8th Floor, New York, New York 10005.  The

present principal occupation or employment of James Cramer is President of J.J. Cramer & Co. and the present principal occupation or employment of Karen Cramer is Vice President of J.J. Cramer & Co.


                                                            PAGE 5 OF 11 PAGES

CUSIP No. 066 525 106

          During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment,

decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  James Cramer and Karen

Cramer are citizens of the United States of America.



ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Of the 1,232,900 Shares held by the Reporting Persons,

1,232,900 Shares were purchased with the personal funds of the

Partnership in the aggregate amount of $7,293,836.40.



ITEM 4.   PURPOSE OF TRANSACTION.

          The purpose of the acquisition by the Reporting Persons of the

Shares is for investment.  The Reporting Persons may consider making additional purchases of equity securities of the Company in open-market or private transactions, the extent of which purchases would depend upon prevailing market and other conditions.  Alternatively, the Reporting

Persons may sell all or a portion of their Shares in open-market or private transactions, depending upon prevailing market conditions and other factors.


                                                         PAGE 6 OF 11 PAGES

CUSIP No. 066 525 106

          Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the events,

actions or conditions specified in paragraphs (a) through (j) of Item 4 of this Form.



ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a)       This statement on Schedule 13D relates to 1,232,900 Shares beneficially owned by the Reporting Persons, which constitute approximately 5.5% of the issued and outstanding Shares.

(b)       The Manager has sole voting and dispositive power with respect to 1,232,900 Shares. James Cramer and Karen Cramer have shared voting and dispositive power with respect to 1,232,900 Shares.

(c)       Within the past sixty days, the Reporting Persons purchased and sold Shares on the dates, in the amounts and at the prices set forth on Exhibit B attached hereto and incorporated by

          reference herein.  All of such purchases and sales were made on the open market.

(d)       Not applicable.

(e)       Not applicable.



                                                         PAGE 7 OF 11 PAGES

CUSIP No. 066 525 106


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR

          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE

          ISSUER.



          As discussed in Item 2 above, the Manager acts as investment manager to the Partnership, which owns 1,232,900 Shares.  James Cramer is the president of the Manager and Karen Cramer is the vice president.

Except as set forth above, there exist no contracts, arrangements,

understandings or relationships legal or otherwise among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Company, including, but not limiting to transfer or voting of any securities, finders' fees, joint ventures, loan or option agreements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit A      Joint Filing Agreement

          Exhibit B      Transactions in Common Stock Within Past 60 Days


                                                          PAGE 8  OF 11 PAGES

CUSIP NO. 066 525 106

                                SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated:  June 20, 1996



                                  J.J. CRAMER & CO.

                                  By:  /s/ JAMES J. CRAMER
                                       ------------------------
                                       Name: James J. Cramer
                                       Title: President



                                       /s/ JAMES J. CRAMER
                                       ------------------------
                                       James J. Cramer



                                       /s/ KAREN L. CRAMER
                                       ------------------------
                                       Karen L. Cramer





                                                   PAGE 9  OF 11 PAGES

CUSIP NO. 066 525 106




                                EXHIBIT A

                         JOINT FILING AGREEMENT


          In accordance with Rule 13d-1(f) under the Securities Exchange

Act of 1934, as amended, the persons named below each hereby agrees that the Schedule 13D filed herewith and any amendments thereto relating to the acquisition of shares of the Common Stock of the Company is filed jointly on behalf of each such person.


Dated:  June 20, 1996


                               J.J. CRAMER & CO.


                               By: /s/ JAMES J. CRAMER
                                   -------------------------
                                   Name:   James J. Cramer
                                   Title:  President



                                /s/ JAMES J. CRAMER
                                ---------------------------
                                James J. Cramer



                                /s/ KAREN L. CRAMER
                                ---------------------------
                                Karen L. Cramer


                                                   PAGE 10 OF 11 PAGES

CUSIP NO. 066 525 106



                                   EXHIBIT B

                         Transactions in Common Stock
                    of The Company within the Past 60 Days


CRAMER PARTNERS, L.P.

                      No. of Shares          Cost (Sales
Trade Date           Purchased/Sold        Price) Per Share       Purchase/Sale
- ----------           --------------        ----------------       -------------
 4/18/96                 50,000                  5.375               P
 4/24/96                 24,000                  5.503               S
 4/24/96                 97,600                  5.500               P
 5/02/96                 15,000                  5.750               S
 5/09/96                 24,000                  5.750               P
 5/30/96                  8,400                  6.750               P
 6/03/96                  7,500                  7.000               S
 6/13/96                 10,000                  7.500               P
 6/13/96                125,000                  8.139               P
 6/14/96                 80,000                  8.250               P
 6/17/96                 25,000                  8.275               P
 6/19/96                 25,000                  8.375               P


GAM


                      No. of Shares          Cost (Sales
Trade Date           Purchased/Sold        Price) Per Share       Purchase/Sale
- ----------           --------------        ----------------       -------------
 4/18/96                 50,000                  5.375                 S
 4/24/96                 97,600                  5.503                 S
 4/30/96                 16,400                  5.644                 S


                                                            PAGE 11 OF 11 PAGES